UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

United Insurance Holdings Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

910710102

(CUSIP Number)

R. Daniel Peed

20405 Hwy 249, Ste. 430

Houston, TX 77070

Telephone: (281) 257-6700

with a copy to:

Michael D. Devins, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 910710102

1	Name of Reporting Persons R. Daniel Peed
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,074,786 Shares
	8	Shared Voting Power 17,439,186 Shares (see Item 5)
	9	Sole Dispositive Power 2,074,786 Shares
	10	Shared Dispositive Power 13,951,349 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,439,186 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 40.9% (see Item 5)[1]
14	Type of Reporting Person (See Instructions) IN

[1]	Based on 42,682,963 outstanding shares of common stock as of April 3, 2017 based on information provided to the Reporting Person by the Issuer

SCHEDULE 13D CUSIP No. 91336L 107

1	Name of Reporting Persons Peed FLP1, Ltd, L.L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 11,876,563 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 11,876,563 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,876,563 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 27.8% (see Item 5)[2]
14	Type of Reporting Person (See Instructions) PN

[2]	Based on 42,682,963 outstanding shares of common stock as of April 3, 2017 based on information provided to the Reporting Person by the Issuer

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock (“Shares”), par value $0.0001 (the “Common Stock”), of United Insurance Holdings Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 800 2nd Avenue S., St. Petersburg, FL 33701.

Item 2.	Identity and Background.

(a) This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	R. Daniel Peed, an individual; and

(ii)	Peed FLP1, Ltd., L.L.P., a Texas limited liability partnership (“Peed FLP1” and, together with Mr. Peed, the “Reporting Persons”)).

Mr. Peed is the sole limited partner of Peed FLP1 and Peed Management, LLC is the sole general partner of Peed FLP1. Mr. Peed is the sole member and manager of Peed Management, LLC.

The Reporting Persons have entered into a joint filing agreement, dated as of April 13, 2017, a copy of which is attached to this Statement as Exhibit 1.

(b) The business address of Mr. Peed is 20405 Hwy 249, Ste. 430, Houston, TX 77070. The business address of Peed FLP1 is 20405 Hwy 249, Ste. 430, Houston, TX 77070.

(c) The principal business of Peed FLP1 is the ownership of investment interests, including 11,876,563 Shares of the Issuer. The principal occupation of Mr. Peed is as CEO of AmRisc, LLC.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Peed is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On April 3, 2017 (the “Closing Date”), the Issuer completed the acquisition of AmCo Holding Company, a North Carolina corporation (“AmCo”), from RDX Holding, LLC, a Delaware limited liability company (the “Sole Stockholder”), as contemplated by the Agreement and Plan of Merger, dated as of August 17, 2016 (the “Merger Agreement”), by and among the Issuer, Kilimanjaro Corp., a North Carolina corporation (“Merger Sub”), Kili LLC, a Delaware limited liability company (“Merger LLC”), AmCo, the Sole Stockholder, and certain equityholders of the Sole Stockholder party thereto (collectively, the “Sole Stockholder Member Parties”) which is filed hereto as Exhibit 2. The acquisition of AmCo was completed through a series of mergers, including (a) the merger of Merger Sub with and into AmCo, with AmCo surviving as a wholly-owned subsidiary of the Issuer (the “First Merger”), and (b) the merger of AmCo, as the survivor of the First Merger, with and into Merger LLC, with Merger LLC surviving as a wholly-owned subsidiary of the Issuer (the “Second Merger” and, together with the First Merger, the “Mergers”). In connection with the consummation of the Mergers, Merger LLC changed its name to “AmCo Holdings Company, LLC”.

At the effective time of the First Merger, the issued and outstanding shares of common stock of AmCo (other than shares owned by AmCo, the Issuer, Merger Sub or any of their respective wholly-owned subsidiaries, which were cancelled) were automatically converted into 20,956,355 Shares of the Issuer. Immediately following the consummation of the Mergers, the Sole Stockholder distributed such Shares (the “Distribution”) to its equityholders, including the Reporting Persons.

The description of the Merger Agreement and related transactions (including, but not limited to, the Mergers) in this Item 3 does not purport to be complete and is subject and qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2 hereto and is incorporated herein by reference.

The Reporting Persons did not use any funds in connection with the Mergers and the Distribution.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons have acquired beneficial ownership of the Shares as described in this Statement on Schedule 13D for investment purposes. Subject to the terms and conditions of the Stockholders Agreement (as described below), depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

In connection with the transactions contemplated by the Merger Agreement, the Issuer, the Sole Stockholder and the Reporting Persons entered into the Stockholders Agreement, dated as of August 17, 2016 (the “Stockholders Agreement”) attached hereto as Exhibit 3, which grants certain board nomination and designation rights to Mr. Peed. Pursuant to the Stockholders Agreement, as of the Closing Date, the board of directors of the Issuer (the “Issuer Board”) was increased from seven directors to ten directors and Michael R. Hogan, Patrick F. Maroney and Mr. Peed were appointed as directors on the Issuer Board. Messrs. Hogan, Maroney and Peed are the first individuals designated by the Reporting Persons for appointment to the Issuer Board pursuant to the Stockholders Agreement. Mr. Peed has also been appointed as Non-Executive Vice Chairman of the Issuer Board. At this time, Messrs. Hogan, Maroney and Peed have not been appointed to any of the Issuer Board’s standing committees. See Item 6 below for further information regarding the Stockholders Agreement.

Except as set forth in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals identified in Item 2 above, have no other present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person identified in Item 2 with respect to the Issuer, subject to the terms and conditions of the Stockholders Agreement, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Peed directly owns 2,074,786 Shares, representing 4.9% of the outstanding Shares. Peed FLP1 directly owns 11,876,563 Shares, representing 27.8% of the outstanding Shares, which are indirectly owned by Mr. Peed. Additionally, Mr. Peed has the power to vote 3,487,837 shares held of record by Leah Anneberg Peed pursuant to a voting proxy dated August 2016, attached hereto as Exhibit 4, representing 8.2% of the outstanding Shares. The Reporting Persons beneficially own in aggregate 17,439,186 Shares. The Shares beneficially owned by Reporting Persons represent, in the aggregate, approximately 40.9% of the outstanding Shares. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 42,682,963 Shares outstanding as of April 3, 2017, based on information provided to the Reporting Persons by the Issuer after giving effect to the transactions contemplated by the Merger Agreement.

(b) Mr. Peed has the sole power to vote or direct the vote of and dispose or direct the disposition of the 2,074,786 Shares directly held by him. Peed FLP1 and Mr. Peed share the power to vote or direct the vote of and dispose or direct the disposition of the 11,876,563 Shares held directly by Peed FLP1 and held indirectly by Mr. Peed.

Additionally, Mr. Peed has the power to vote 3,487,837 Shares held by Leah Anneberg Peed pursuant to a voting proxy dated August 2016 attached hereto as Exhibit 4, representing 8.2% of the outstanding Shares.

(c) Except as set forth in Item 3, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in Item 2 has engaged in any transaction during the past 60 days in any Shares.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Stockholders Agreement

The Stockholders Agreement governs certain terms and conditions in respect of the securities of the Issuer that held by the Reporting Persons, as well as the Reporting Persons’ relationship with and investment in the Issuer.

Board Representation. Upon the Closing, the Issuer’s board increased its number of directors from seven to ten and appointed Peed and two other individuals as directors. Peed was also appointed Non-Executive Vice Chairman of the Issuer Board. Mr. Peed will continue to have the right to designate up to three individuals to be members of the Issuer Board (each, a “Stockholder Designee”) for nomination or appointment, as applicable, until the time that the Reporting Persons, their affiliates and permitted transferees no longer beneficially own voting securities of Issuer representing 15% of Issuer’s issued and outstanding voting securities. Each Stockholder Designee must meet certain requirements as described in the Stockholders Agreement.

Voting Restrictions. The Stockholders Agreement’s voting provisions provide that, until the earlier of the Closing’s five year anniversary and the date that the Reporting Persons beneficially own less than 25% of Issuer’s outstanding voting securities, the Reporting Persons may vote up to 25% of their Issuer voting securities in their sole discretion for any matters on which Issuer stockholders vote. All other Issuer voting securities owned by the Reporting Persons must be voted in proportion to the votes cast by all other holders of Issuer voting securities. However, if the Reporting Persons designate Stockholder Designees, they may vote all of their Issuer voting securities in favor of the Stockholder Designees.

Other Covenants. In addition to the board designation rights and voting restrictions described above, the Stockholders Agreement also (i) subject to certain exceptions, imposes upon the Reporting Persons certain “standstill” restrictions, non-competition and confidentiality obligations, and restrictions on transfers of voting securities of Issuer, and (ii) grants customary demand and piggyback registration rights to the Reporting Persons in respect of the Merger Consideration.

A copy of the Stockholders Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference. The foregoing description of the Stockholders Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Stockholders Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

1	Joint Filing Agreement, dated as of April 13, 2017, by and among the Reporting Persons

2	Agreement and Plan of Merger, dated August 17, 2016, by and among the Issuer, Merger Sub, Merger LLC, AmCo, the Sole Stockholder, and the Sole Stockholder Member Parties (incorporated herein by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on August 19, 2016)

3	Stockholders Agreement, dated August 17, 2016, by and among the Issuer, the Sole Stockholder and the Reporting Persons (incorporated herein by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 19, 2016)

4	Voting Proxy, dated August 2016, between Leah Anneberg Peed and R. Daniel Peed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 13, 2017

R. DANIEL PEED

/s/ R. Daniel Peed

PEED FLP1, LTD., L.L.P.

By:	Peed Management, LLC,
its managing member

By:	/s/ R. Daniel Peed
Name:	R. Daniel Peed
Title:	Manager